
03021881


JUN 1 2 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


PROCESSED
JUN 13 2003
THOMSON
FINANCIAL

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 14, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ___________ to ____________

Commission File Number 333-13302

A. Full title of the Plan: PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Rue Osseghem 53
B-1080 Brussels, Belgium



Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.

Financial Statements as of December 14, 2002 and December 15, 2001, and for the Year Ended December 14, 2002, and Independent Auditors' Report

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, North Carolina 28202

Tel: (704) 887-1500
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in the
Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.:

We have audited the accompanying statement of net assets available for benefits of Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") as of December 14, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 14, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 5, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Profit Sharing Committee of the
Profit-Sharing and Retirement Plan of Kash 'n' Karry Food Stores, Inc.

In our opinion, the accompanying statement of net assets available for benefits present s fairly, in all material respects, the net assets available for benefits of the Profit-Sharing and Retirement Plan of Kash 'n' Karry Food Stores, Inc. (the "Plan") as of December 15, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 7, 2002

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 14, 2002 AND DECEMBER 15, 2001

	2002	2001
ASSETS:		
Investments, at fair value - Plan interest in Master Trust	$63,259,783	$48,254,878
Receivables:		
Employer's contributions	6,299,612	6,246,467
Participants' contributions	48,131	-
Total receivables	6,347,743	6,246,467
NET ASSETS AVAILABLE FOR BENEFITS	$69,607,526	$54,501,345

See notes to financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 14, 2002

ADDITIONS:	
Contributions:	
Employer's	$ 6,307,396
Participants'	878,919
Participants' rollovers	13,716
Total contributions	7,200,031
Transfers from other Plan, net	18,896,651
Total additions	26,096,682
DEDUCTIONS:	
Plan interest in Master Trust net investment loss	(6,153,986)
Benefits paid to participants	(4,779,355)
Administrative expenses	(57,160)
Total deductions	(10,990,501)
NET INCREASE	15,106,181
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	54,501,345
End of year	$ 69,607,526

See notes to financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 14, 2002 AND DECEMBER 15, 2001, AND YEAR ENDED DECEMBER 14, 2002

1. DESCRIPTION OF THE PLAN

The following description of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General - The Plan is sponsored by Kash n' Karry Food Stores, Inc. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. A committee appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility - All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. Effective July 1, 2001, the Plan was amended to allow eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code Section 401(k). This provision of the Plan is referred to as the associates savings portion of the Plan. All employees of the Company will become participants in the associates savings portion of the Plan when they have completed 500 hours of service in a 12-month period ending on the last calendar day of the month.

Fiscal Year - The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Transfers From Other Plan, Net - During 2002, $20,901,163 and $(2,004,512) of participant account balances were transferred from (to) the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan"), respectively. Food Lion, LLC is a wholly owned subsidiary of Delhaize America, Inc. Participant accounts balances are transferred between the Plan and the Food Lion Plan as changes in employment between the companies occur.

Contributions - Each year, participants may contribute, on a pretax basis, up to 15 percent (10 percent prior to February 1, 2002) of their annual compensation, as defined in the Plan, to the associates savings portion of the Plan, subject to certain Internal Revenue Code limitations. The Company contributes to the profit-sharing portion of the Plan an amount determined by the Board of Directors on or before the last day of the plan year, not to exceed the maximum amount deductible for federal income tax purposes. For 2002, such contribution totaled 6 percent of participants' eligible compensation. The contribution is generally paid in the first quarter of the following year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, allocations of Company profit-sharing contributions and plan earnings, and charged with benefits payments and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust - The Plan's investment assets are held in a trust account at AMVESCAP National Trust Company (the "Trustee") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc. and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Food Lion Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common trust fund, the Delhaize Group American Depository Shares Fund and the INVESCO Stable Value Fund as investment options for participants.

The Delhaize Group American Depository Shares Fund invests primarily in money market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. A participant may not direct more than 50% of his/her account to be invested in this fund. The INVESCO Stable Value Fund is a separately managed account set up specifically for the Master Trust which invests primarily in guaranteed investment contracts.

Vesting - Participants are vested immediately in their contributions to the associates savings portion of the Plan, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested after five years of service. Forfeited balances of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Participants may not have more than one loan outstanding at any time. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Under certain circumstances as discussed in the plan document, monthly, quarterly, semiannual or annual cash installments are also available.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - Certain administrative expenses of the Plan, such as legal and accounting fees, are generally paid by the Company while other administrative expenses are paid by the Plan.

Reclassifications - Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

3. INTEREST IN MASTER TRUST

The investments of the Master Trust at December 14, 2002 and December 15, 2001 are summarized as follows:

	2002	2001
Investments, at fair value:		
Mutual funds:		
The Growth Fund of America	$ 1,396,331	$ -
Franklin Small-Mid Cap Growth Fund	32,139,718	-
PIMCO Total Return Admin	14,989,326	8,749,666
MFS Total Return Fund Class A	46,374,203	53,522,946
Franklin Small Cap Growth Fund II	1,143,267	52,821,691
Janus Worldwide Fund	25,202,316	37,544,474
AIM Select Equity Fund	3,041,476	4,259,360
INVESCO Dynamics Fund	4,244,605	6,828,206
Excelsior Value and Restructuring Fund	47,916,940	67,714,241
INVESCO Stable Value Fund	389,549,709	373,223,252
Delhaize Group American Depository Shares Fund	21,786,648	59,490,775
Common trust fund - IRT 500 Index Fund	13,294,995	18,541,673
Participant loans	69,325,646	57,679,469
	$670,405,180	$740,375,753
Plan's interest in net assets of Master Trust	$ 63,259,783	$ 48,254,878
Plan's interest in Master Trust as a percentage of the total	9%	7%

The net investment loss of the Master Trust for the year ended December 14, 2002 is summarized below:

Dividend and interest income	$ 7,216,150
Net (depreciation) appreciation in fair value of investments:	
Mutual funds	(45,692,519)
Common trust fund	(3,868,930)
ADRs held by Delhaize Group American Depository Shares Fund	(32,398,417)
Guaranteed investment contracts held by INVESCO Stable Value Fund	18,908,974
Net depreciation in fair value of investments	(63,050,892)
Net investment loss of Master Trust	$ (55,834,742)

4. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by INVESCO, an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 14, 2002 and December 15, 2001, the Plan held the ADRs of Delhaize Group, the parent company of the Company.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 5, 1995, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. SUBSEQUENT EVENTS

Effective December 15, 2002, the Plan was amended to provide for a matching contribution equal to 100% of a participant's associates savings contributions which do not exceed 3% of compensation, as defined, plus 50% of associates savings contributions which exceed 3% but which do not exceed 5% of compensation. All participants electing to make associates savings contributions are eligible for the matching contribution. Participants are at all times 100% vested in the matching contribution. Participants are not required to be employed on the last day of the plan year to be eligible to receive a matching contribution.

Beginning with the 2003 plan year, the Company intends to make a discretionary retirement contribution of 3% of compensation for each eligible participant. In addition, the Company may make an additional retirement contribution of up to 2% depending on the financial performance of the Company during the plan year.

Effective April 1, 2003, the maximum associates savings contribution election was increased to 50% of pretax annual compensation.

Effective June 1, 2003, participants may have up to two loans outstanding at any time.

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salisbury, State of North Carolina, on June 12, 2003.

PROFIT-SHARING AND RETIREMENT PLAN
OF KASH N' KARRY FOOD STORES, INC.

By: 
Name: Pat Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Independent Accountants, Deloitte & Touche LLP
23.2	Consent of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Etablissements Delhaize Freres et Cie "Le Lion" S.A. on Form S-8 of our report dated June 5, 2003, appearing in this Annual Report on Form 11-K of Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. for the year ended December 14, 2002.

Deloitte & Touche LLP

Charlotte, North Carolina
June 10, 2003

Exhibit 23.2

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of the Profit-Sharing Retirement Plan of Kash N' Karry Food Stores, Inc. (the "Plan") of our report dated June 7, 2002, relating to the Plan's financial statements, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 9, 2003